ELMCORE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2015

REVENUE:	
Fees	$ 343,953
Total Revenue	343,953
EXPENSES:	
Salaries and Benefits	241,498
Occupancy and Equipment Expenses	39,120
Professional Service Fees	36,159
Travel and Entertainment	18,833
Research	12,205
Regulatory Fees	10,279
Promotional Fees	9,250
Technology, Data and Communication Costs	7,305
Other General and Administrative Expenses	7,222
Fees Paid to Third Party Service Providers	2,246
Bad Debt	55
Total Expenses	384,172
NET LOSS	$ (40,219)